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# EXHIBIT 10.1

### LEASE AMENDMENT NO. 1

| | |
|---|---|
| Landlord | Promenade of Coral Springs LLC, a Delaware limited liability company, successor by merger to Promenade of Coral Springs, Inc., a Florida corporation |
| Tenant | Commercial Bank of Florida (the Tenant is sometimes referred to in this instrument in the pronoun form of "you") |
| Building | 1999 University Drive, Coral Springs, Florida 33071 |
| Premises | Suite 100 comprised of approximately 4,940 rentable square feet of space on the first floor of the northwest side of the Building |
| Lease | Lease between Promenade of Coral Springs, Inc. as landlord and Tenant as tenant, dated December 10, 1996 |
| Transaction | Extension of Term pursuant to exercise of option to extend |

### WITNESSETH:

WHEREAS, you currently have possession of and occupy the Premises under the Lease for a primary term which commenced on April 15, 1997 and which ends on April 30, 2007; and WHEREAS, the Lease grants to you the right to extend the term for two successive five year option periods subject to the terms and conditions therein; and WHEREAS, you have timely exercised the first of the five year options to extend. NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound hereby, covenant and agree as follows:

1. The above recitals are true and correct and are incorporated into the terms of this Lease Amendment.

2. The term of the Lease is extended to include the sixty month period beginning on May 1, 2007 and ending on April 30, 2012 (the "Extended Term"). Except as is otherwise expressly provided for herein, all of the terms and conditions of the Lease shall apply to the Extended Term. Pursuant to the provisions of Section 2.01 of the Lease, you have one additional five year option to extend for the period beginning on May 1, 2012 and ending on April 30, 2017.

3. The monthly base rent amount which you are currently paying for the fiscal year beginning on May 1, 2006 and ending on April 30, 2007 is $11,472.10 a month. On May 1, 2007 and thereafter on each succeeding May 1 falling within the Extended Term, your monthly base rent amount will increase in accordance with the provisions of Section 3.2 of the Lease (annual CPI increase with floor of 3% minimum annual increase and ceiling of 5% maximum annual increase) and monthly base rent, as adjusted, will continue to be payable in advance, without demand, deduction or set off.

4. You shall continue to pay, during the Extended Term and during any subsequent extended term, your proportionate share of Operating Costs.

5. No promises have been made by Landlord or by Landlord's agents or representatives to improve the Premises or otherwise or to pay to you a refurbishment or improvement allowance as an inducement to your entering in to this Lease Amendment and in all respects you are taking the Premises in its as is condition.

6. You hereby affirm that as of the date hereof the Lease is in full force and effect, that the Lease has not been modified or amended (except as provided in this Amendment) and that all of the Landlord's obligations accrued to date have been performed. You hereby ratify the provisions of the Lease and agree to attorn to and be bound to Landlord and its successors and assigns as to all the terms, covenants and conditions of the Lease as amended hereby. You further agree to fulfill all of your obligations under the Lease as amended hereby to Landlord throughout the remainder of the term.

7. This Lease Amendment constitutes the entire understanding and agreement between you and the Landlord with respect to the extension of the term of the Lease, and contains all of the covenants and agreements of Landlord and you with respect thereto.

8. You represent and warrant that you have dealt with no broker, agent or other person in connection with this transaction, and that no broker, agent or other person brought about this transaction, and you agree to indemnify and hold Landlord harmless from and against any and all claims to pay any other broker, agent or other person claiming a commission or other form of compensation by virtue of having dealt with you with regard to this leasing transaction.

9. All of the terms of the Lease not otherwise in conflict with this Lease Amendment shall remain in full force and effect as if fully set forth herein, and any capitalized terms not defined herein shall have the meanings set forth in the Lease.

10. You acknowledge that you have read this Lease Amendment, have had the time and ability, if you so choose, to consult with an attorney regarding its terms, and you agree with the terms of this Lease Amendment as if you had drafted this Lease Amendment yourself. Accordingly, even though this Lease Amendment was, by necessity, printed and assembled by Landlord and drafted by Landlord's attorney, this Lease Amendment reflects the terms as agreed to by the parties and if a term or provision of this Lease Amendment is considered ambiguous, neither party shall be considered the draft person for the purpose of causing the terms of this Lease Amendment to be construed against that party.

11. This Lease Amendment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Lease Amendment.

EXECUTED to be effective as of June 21, 2006.

TENANT:

(Witnesses)                          Commercial Bank of Florida

_____

_____          By:  /s/ Jack J. Partagas
                                 _____
                                 Jack J. Partagas, President


LANDLORD:

(Witnesses)                          Promenade of Coral Springs LLC, a Delaware limited liability company

_____

_____          By:  /s/ Jack Azout
                                 _____
                                 Jack Azout, Manager